Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-205414

Aytu BioScience, Inc.

Prospectus Supplement No. 1 dated September 2, 2015

(to Prospectus dated August 10, 2015)

2,564,872 shares of common stock

This prospectus supplement supplements information contained in that certain prospectus dated August 10, 2015, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 2,564,872 shares of common stock of Aytu BioScience, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K

On September 1, 2015, we closed on the sale of convertible promissory notes with an aggregate principal amount of $2.0 million and filed a Current Report on Form 8-K on September 2, 2015 to report the closing. The material portions of that Form 8-K are set forth below.

On August 31, 2015, we entered into note purchase agreements with institutional and high net worth individual investors for the purchase and sale of convertible promissory notes with an aggregate principal amount of $2,000,000. The sale of the notes closed on September 1, 2015, and was the third and final closing of a private placement pursuant to which we raised an aggregate of $5,175,000 from the sale of notes. As previously reported, on July 22 and August 11, 2015, we sold an aggregate of $3,175,000 of notes. A description of the notes is set forth in Item 2.03 hereof. A copy of the press announcing the final closing is attached hereto as Exhibit 99.1.

Newbridge Securities Corporation, Member FINRA/SIPC, through LifeTech Capital, acted as sole placement agent for the institutional portion of the offering. We sold the balance of the notes to individuals and entities with whom we have an established relationship. For notes sold by the placement agent, we paid the placement agent 8% of the gross proceeds of notes sold by the placement agent and a warrant to purchase shares of our common stock equal to 8% of the gross proceeds of the notes sold by the placement agent divided by the price per share at which equity securities are sold in our next equity financing. The placement agent warrant has a term of five years, will have an exercise price equal to 100% of the price per share at which equity securities are sold in our next equity financing, and provides for cashless exercise.

We intend to use the net proceeds of the offering to conduct clinical studies for both Zertane® and RedoxSYS™ and for working capital to begin commercializing FDA-approved ProstaScint®, as well as general corporate purposes.

We have agreed to file a registration statement on Form S-1 within five months of the closing registering all of the shares underlying the notes sold in the offering and to use our best efforts to have the registration statement declared effective by the Securities and Exchange Commission within 12 months of the initial closing, which was on July 22, 2015. The registration statement will register a number of shares of the our common stock equal to our best estimate of the number of shares into which all of the notes sold in the offering will be convertible (based upon 120% of principal, 120% of one year interest and using a conversion price of $4.63 per share).

A description of the notes is contained in the original prospectus under the heading of “Prospectus Summary – Recent Developments.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 1 is September 2, 2015.